News Release

Number 21, 2004

RESIN SYSTEMS CLARIFIES TERMS OF DISTRIBUTION AND REPRESENTATION AGREEMENTS REACHED WITH EECOL ELECTRIC AND HARWELL HESCO

Edmonton, Alberta, August 20, 2004: Resin Systems Inc. ("RSI" or the "Company") (RS - TSX Venture / RSSYF - OTCBB), a technology company, is issuing this press release, at the request of the TSX Venture Exchange, to clarify the terms of the distribution and representation agreements which RS Technologies, a division of RSI, has entered into with EECOL Electric Inc. ("EECOL Electric") and Harwell Hesco Electric Supply Ltd. ("Harwell Hesco"), which agreements were announced by way of press release on March 2, 2004 and March 25, 2004, respectively.

Summary

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EECOL Electric and Harwell Hesco have provided RS Technologies with initial purchase orders for 3,000 and 6,000 composite utility poles, respectively, representing the EE Consigned Product (as defined below) and HH Consigned Product (as defined below) to be delivered pursuant to the terms of the distribution and representation agreements described in detail below.

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The EECOL Electric purchase order is a firm commitment to acquire 3,000 units, subject to the Company’s products meeting applicable industry standards and being delivered in a timely fashion.

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The Harwell Hesco purchase order will be effected on a best efforts basis as Harwell Hesco is not committed to acquire any or all of the HH Consigned Product.

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These products are being sold on a consignment basis and therefore title to the products shall remain vested with the Company until sold by EECOL Electric and Harwell Hesco.

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In accordance with Canadian generally accepted accounting principals, the Company will recognize the revenue from the sale of the EE Consigned Product to EECOL Electric as early as the date that EECOL Electric sells the consigned product to its customers.  The Company will recognize the revenue from the sale of the HH Consigned Product to Harwell Hesco on the date that Harwell Hesco pays the Company for the HH Consigned Product.

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In the Company's press releases dated March 2, 2004 and March 25, 2004, the Company ascribed a value to these initial purchase orders of $3 million and $6 million, respectively, which values were based on the lowest cost production composite utility poles to be supplied to EECOL Electric and Harwell Hesco.  Actual revenues derived from the sale of the consigned product to EECOL Electric and Harwell Hesco will vary from the value of the initial purchase orders ascribed by the Company and such variations may be material.

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The purchase orders are conditional upon the Company supplying the 3,000 and 6,000 units respectively, which meet applicable industry standards, to EECOL Electric by December 30, 2004 and to Harwell Hesco by November 30, 2005.

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On or before August 27, 2004, the Company will commence its first shipment of HH Consigned Product by shipping 32 45-foot module composite utility poles to Harwell Hesco.  The Company has scheduled the first shipment of EE Consigned Product which will be comprised of approximately 100 45-foot module composite utility poles prior to the end of September 2004 after the Company has completed its initial production run of 60 foot module composite utility poles.

Distribution and Representation Agreement with EECOL Electric

The material terms of the distribution and representation agreement entered into with EECOL Electric include the following:

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the Company granted EECOL Electric a non-transferable right until June 30, 2007, automatically renewable for one year periods unless terminated by either party upon 90 days written notice, on an exclusive basis with respect to the Provinces of Alberta, Saskatchewan and Manitoba, to purchase composite utility poles, cross arms and light standards (collectively, the "Products") from the Company and distribute, market, promote and sell the Products in the Provinces of Alberta, Saskatchewan and Manitoba.

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in order for EECOL Electric to maintain its exclusive rights pursuant to the agreement, it must sell Cdn. $5 million worth of Products on or before June 30, 2005 and Cdn. $16 million worth of Products from July 1, 2005 to and including June 30, 2006.  The sales quota to be met by EECOL Electric in order for it to maintain its exclusive rights during the duration of the agreement remain to be negotiated between the parties.

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the cost of the Products sold to EECOL Electric pursuant to the terms of the agreement is based on the Company's total actual auditable direct and proportionate indirect cost to produce, assemble, inspect, warehouse and package the Products plus a percentage mark-up of such total costs.  The agreement does not specify a minimum or maximum cost of the Product to be supplied to EECOL Electric.

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the Company agreed to supply EECOL Electric prior to December 31, 2004 with 3,000 composite utility poles that shall meet industry standards in the Provinces of Alberta, Saskatchewan and Manitoba (the "EE Consigned Product") on a consignment basis.  Title to the EE Consigned Product shall remain vested with the Company until sold by EECOL Electric.

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EECOL Electric shall pay the Company for the EE Consigned Product on the earlier of 45 days of the date of any sale by EECOL Electric of the EE Consigned Product and, July 31, 2005.

Distribution and Representation Agreement with Harwell Hesco

The material terms of the distribution and representation agreement entered into with Harwell Hesco include the following:

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the Company granted Harwell Hesco a non-transferable right until June 30, 2009, automatically renewable for one year periods unless terminated by either party upon 90 days written notice, on an exclusive basis with respect to the Province of Ontario, to purchase the Products from the Company and distribute, market, promote and sell the Products in the Province of Ontario.

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in order for Harwell Hesco to maintain its exclusive rights pursuant to the agreement, it must sell Cdn. $10 million worth of Products on or before June 30, 2005 and Cdn. $30 million worth of Products from July 1, 2005 to and including June 30, 2006.  The sales quota to be met by Harwell Hesco in order for it to maintain its exclusive rights during the duration of the agreement remain to be negotiated between the parties.

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the cost of the Products sold to Harwell Hesco pursuant to the terms of the agreement is based on the Company's total actual auditable direct and proportionate indirect cost to produce, assemble, inspect, warehouse and package of the Products plus a percentage mark-up of such total costs.  The agreement does not specify a minimum or maximum cost of the Product to be supplied to Harwell Hesco.

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the Company agreed to supply Harwell Hesco prior to November 30, 2005 with 6,000 composite utility poles that shall meet industry standards in the Province of Ontario (the "HH Consigned Product") on a consignment basis.  Title to the HH Consigned Product shall remain vested with the Company until sold by Harwell Hesco.

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Harwell Hesco shall pay the Company for the HH Consigned Product on the earlier of the month end following the sale by Harwell Hesco of any of the HH Consigned Product.  Any HH Consigned Product not sold by November 30, 2005 may, at the election of Harwell Hesco, be either acquired by Harwell Hesco, with payment due on December 31, 2005 or be returned to the Company.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

For more information please contact:

Greg Pendura

President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email: greg@GroupRSI.com

www.GroupRSI.com

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control.  The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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